INVEST IN **NUTR**

Plant Based Milk Maker: Make At-Home Nut Milk In Minutes!


nutr.

thenutr.com Columbus OH

Food & Beverage | Hardware | Female Founder

LEAD INVESTOR



Martin Isaac President, Angel Investor Forum

I think this product is on trend and the opportunity is significant. As reported by the company, approximately 1/3 of milk drinkers use non animal milk! Why buy nut milk in bulk at a grocery store when you can make fresh almost instant milk in minutes at home? The team is driving fast growth with a unique, beautiful product. The product is visually appealing and the marketing is top notch. Sales continue to grow month over month and I anticipate there is significant growth ahead. The management team is smart, responsive, and open to feedback. I've invested in over 100 companies and at this stage of the game, team is most important. I'm particularly impressed with Alicia, the CEO and happy to place my bet on her ability to execute successfully.

Invested $10,000 this round & $10,000 previously

Highlights

1. Machine can make any type of milk, including soy & rice milk
2. $2.7MM in sales in 12 months (over 17K Nutr Machines sold)
3. Contracts signed with several nationwide retailers, including Best Buy, Nordstrom, and Macys
4. $9B bottom-up TAM
5. Developed proprietary vitamin & mineral powders--launching in Sept 2022
6. Founders have combined 20+ years of tech and engineering experience

6 Founders have combined 20+ years of tech and engineering experience

Our Team



Alicia Long Co-Founder and CEO

Chinese Immigrant, graduated from the Ohio State University with Marketing Degree. Previously worked at Google, Amazon, and a number of tech start-ups

After moving to the U.S. in 2009 following the passing of my father, I made it my life's mission to fulfill his last wish and become a college graduate. Now as an entrepreneur, I strive to provide families across the globe with a healthy way to make plant-based milks and make the world a better place with each and every pour.



Dane Turk Co-Founder and CTO/COO



Graduated from Ohio University with Mechanical Engineering Degree. With over 15 years of mechanical engineering experience in industrial product development and operations.



Ryan Wood Head of Growth

With nearly $1 billion in business exit value to date, his growth strategies have a track record of strong performance and effectiveness in the CPG lifestyle space.



Jeffrey Fidelman CFO

A Harvard graduate with over 10 years of experience working with early to mid-stage businesses. He has helped launch and scale several CPG companies in the US and internationally.



Elizabeth Prinz Marketing Director

With 10 years of experience in early/growth- stage companies, her industry experience spans Food & Beverage, hospitality and tech.



Juan Ayala Operations Director

Experienced overseeing CPG end-to- end supply chain from development to consumer. Lean Six Sigma (Yellow Belt) and CSCMP certified.

Lauren Ford

Liz Prinz

Pitch

Nutr is changing the way we milk. Millions of people around the globe have turned to plant-based milk to better their health and the environment. We set out to create a convenient way to make delicious plant-based milk at home in a matter of minutes.

As part of the health and wellness community, we understand the importance of putting all-natural whole foods into your body to feel your absolute best. We know how challenging it can be to be met with mass-produced alternatives filled with artificial ingredients, unnecessary sugars, and emulsifiers. Dairy-free milks found at the store are no exception. In addition to the unhealthy ingredients and additives in many store-bought dairy milk alternatives, the amount of waste in single-use cartons is nuts! On average, 17 billion milk cartons find their way into landfills each year.

Thankfully, Nutr is on a mission to change that!


Meet the ultimate nut milk maker


nuts and water, and made in a matter of minutes. Really.
When you're looking for a plant-based milk maker for your kitchen, Nutr lets you make your own in minutes! Why waste money at a grocery store when you can make your own tasty milk beverages?
Our nut milk maker is perfect for a variety of drinks—including nut and plant-based milks, coffee creamers, hot drinks, smoothies, and more!

We're shifting the power of meaningful ingredients back to the everyday customer, by providing a convenient and health-centered solution to making plant-based milk at home.


Delicious & nutritious nut milk in minutes
No mess, easy as 1-2-3
Live healthier without preservatives & additives
Versatile for plant-based milks & recipes
Eliminate milk carton waste
Give the dairy industry (and its carbon emissions) a run for its money

Did you know that 1 in 3 U.S. adults are avid non-dairy milk drinkers? That's the nutty truth! With 70% of the population being lactose intolerant, there's no wonder plant-based milk has become a highly sought after commodity while grocery shopping.

The $9B bottom up TAM goes to show that this market sector isn't going anywhere! With more and more individuals making the conscious decision to live a healthier lifestyle, we believe this is only the beginning for the plant-based milk industry (and the end of the dairy one).


Move over (dairy) milk
Better tasting nut milk
Versatile
Various heat settings
Compact for your counter
More sustainable
Living healthy made easy

As a conscientious consumer with a lactose intolerance, Alicia and her family wanted to seek the best plant-based milk. What should be a healthy product quickly showed its true colors (by a mere glance at the ingredient panel).

Alicia grew up watching her mother make plant-based milks, but couldn't see that lengthy process working for her busy lifestyle. At that point in time, it became clear that she needed to make a change that would positively impact not only the lives of her own family, but families around the world.

Having launched in 2021, Nutr saw an immediate response to our product offering. Bringing in $2.7MM within the first 12 months (that's over 17,000 Nutr Machines sold) while maintaining a 73% average gross margin, we're just getting started!

FEATURED IN

HUFFPOST WSJ CBS POPSUGAR. Mashable GQ Forbes People

Current business model and sales channels:

> 60% direct to consumer (online .com sales)

> 30% Amazon

> 10% online retail partners

This model will continue to shift and balance over time as we dedicate building out our teams and resources.


Avg Gross Margin 73%
White Nutr Retail $169
Black Nutr Retail $189
nutr.
Even more powerful blade to crush almonds, walnuts, cashews, and more!
New, simplified user interface
Various temperature controls

So, what's the latest and greatest in the world of Nutr? We're improving the functionality and design of our classic Nutr machine through further research and most importantly customer feedback. The Nutr Machine 2.0 features a simplified user interface, a built-in strainer to make prep time even easier, as well as a more powerful internal blade to really chop those nuts.


Nutr
Other Brands
Aesthetic on any counter
Big, bulky and produces excess waste

> Single serving | perfect for freshness and reducing waste

> Heat setting | Make any type of milk, including rice and soy milk

> Sleek design | Premium look to match the premium kitchen

> Compact size | Ideal for countertops, travel, and small spaces

> Compact size | Ideal for countertops, travel, and small spaces

Nutr prioritizes our customer's lifestyle and makes the process of switching from store-bought milk alternatives to homemade versions a snap. We define our target audience as four individual personas: The Health-Conscious, Home Cook, Eco-Conscious, and Parents.

Each of these segments prioritizes health and wellness in their day to day choices. Supporting companies that prioritize sustainability and giving back is high on their wishlist while shopping for various products.


Meet Nutr's Target Audience
Ages 20-55
Female & Male
Health-conscious
Age: 28
Occupation: Social Media
Location: San Francisco
Education: BA
Status: Single/Dating
Home cooks
Age: 32
Occupation: Producer
Location: Los Angeles
Education: BA/BFA
Status: Single/Dating
Eco-conscious
Age: 57
Occupation: COO
Location: Boston
Education: Master's
Status: Married
Parents
Age: 40
Occupation: Marketing/PT
Location: Nashville
Education: Master's
Status: Married/Committed

We are making the most of our go-to-market strategy by scaling rapidly, creating strong brand recognition, and building customer loyalty. We're expanding our product offering to include a monthly subscription option for those who never want to run out of their favorite ingredients for their go-to Nutr recipe.


Go to market strategy
D2C Sales & Marketing Channel Growth
Amazon growth
Third party channels
Digital advertising
Content marketing
Public relations
Events & experiences
Retail Sales Growth
Appliance & kitchen
Lifestyle
Ecomm & sustainability
Retailers
Product Expansion | 2022 & 2023
Nutr Blends sub
Family size
Travel size
Professional version
Global Expansion
Canada
UK
Australia / NZ
Western Europe

Over the next 1-3 years we'll be expanding our wholesale accounts and increasing our retail partners to capture both broader online and brick & mortar sales. We'll also be expanding our product line by introducing Nutr Blend wellness powders for deliciously flavored milks, creating new Nutr Machines with larger size capacity, as well as creating a commercial-grade machine for coffee and juice bars around the world.


Nutr Blends™
This just in
Based on consumer feedback, our team of nutritionists created proprietary blends with fun flavors and functionally-focused. Plus fortified with vitamin & minerals to emulate the


nutritional benefits of dairy milk.
Launching August 2022!

At Nutr, we pride ourselves on what our customers think of us. We have dedicated teams and efforts to make sure each and every one of our customers is beyond satisfied with their purchase.


It's super easy to use and clean too! YOU have control of what goes into your milk, it's more cost effective, and environmentally friendly
Valeria
You can now make your very own nut milk at home with the touch of a button. Seriously, it's easier than coffee. The Nutr Machine is sustainable and versatile – skip buying a plastic carton of milk each week & make your own fresh, preservative-free nut, oat, or soy milk at home!
Amanda


Investment Allocation
Raising $2MM seed round
Product R&D 11.7%
Marketing 40.4%
Hiring 15%
Operations 31.9%

In addition to signed contracts with the retailers shown above, we're also in talks with other partners such as Anthropologie, Crate & Barrel, Bed Bath & Beyond, Target, Neiman Marcus, and Saks Fifth Avenue.